John J. DiRocco, Jr. Vice President, Assistant General Counsel and Corporate Secretary SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532 630.824.1785 Direct jjdirocco@suncoke.com

November 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of SunCoke Energy, Inc.

  Registration Statement on Form S-3 (Registration No. 333-234585)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and on behalf of SunCoke Energy, Inc., a Delaware corporation (“SunCoke”), we respectfully request that the effective time of the above referenced Registration Statement on Form S-3 filed by SunCoke be accelerated to 9:00 a.m., Washington, D.C. time, on Tuesday, November 19, 2019, or as soon thereafter as practicable.

If you require additional information, please contact Allison C. Handy at (206-359-3295) of the Perkins Coie LLP firm, or me (at the letterhead address). In addition, please notify Ms. Handy when this request for acceleration has been granted.

Very truly yours,

/s/ John J. DiRocco, Jr.
John J. DiRocco, Jr.
Vice President, Assistant General Counsel & Corporate Secretary

cc:    Allison C. Handy (Perkins Coie LLP)